UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.    Investment Company Act File Number: 811-9078

      Date examination completed: October 23, 2006

2.    State identification Number: N/A

3.    Exact name of investment company as specified in registration statement:

      The Penn Street Fund, Inc.

4. Address of principal executive office (number, street, city, state, Zip code):

      83 General Warren Blvd., Suite 200, Malvern, PA 19355

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Penn Street Fund, Inc.
Malvern, Pennsylvania

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about The Penn Street Sector Rotational Portfolio Fund's (the "Company") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of October 23, 2006. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 23, 2006, and with respect to agreement of security purchases and sales, for the period from May 13, 2006 through October 23, 2006:

Confirmation of all securities held by institutions in book entry form with the highest-level unaffiliated subcustodian -- the Bank of New York.

Reconciliation of all such securities to the books and records of the Fund and the Custodian, Harleysville National Bank

Agreement of several security purchases and security sales or maturities since May 13, 2006 from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that the Penn Street Sector Rotational Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 23, 2006 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                    /s/ BRIGGS, BUNTING & DOUGHERTY, LLP
                                    BRIGGS, BUNTING & DOUGHERTY, LLP

Philadelphia, Pennsylvania
October 27, 2006

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of The Penn Street Sector Rotational Portfolio Fund (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of October 23, 2006, and from May 13, 2006 through October 23, 2006.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of October 23, 2006, and from May 13, 2006 through October 23, 2006, with respect to securities reflected in the investment account of the Company.


                                        THE PENN STREET FUND, INC.


                                        /s/ John G. Roman
                                        ----------------------------------------
                                        John G. Roman, President